October 1, 2019
CONFIDENTIAL

Tu Tuan Diep
13504 Scarlet Sage Tr,
San Diego, CA, 92130
USA

Dear Tu,
We are pleased to confirm our offer to have you join Emerald Health Bioceuticals Inc. (the “Company”) in the position of Vice President, Strategic Operations, considered an exempt position, effective October 1, 2019.  You will report initially to Punit Dhillon, a Director of the Company.

Your annual salary will be $280,000.00 USD, subject to deductions for taxes and other withholdings as required by law. Your compensation will be reviewed from time to time by either management or the Board of Directors of the Company.
In addition to your salary, you will be entitled to the benefits of similarly situated employees in accordance with Company policies. You will be eligible for a discretionary bonus as determined by the Board of Directors, the same as for all other management team members.
Please let us know of your decision to join the Company by signing a copy of this offer letter and returning it to us not later than October 1, 2019.  Your offer is contingent upon (1) your signing of the enclosed Proprietary Information and Invention Assignment Agreement, and (2) your providing proof of your eligibility to work in the United States and (3) successful outcome of standard background and reference checks.
The Company is an “at-will” employer.  That means that you and the Company have the right to terminate the employment relationship at any time, with or without advance notice, and with or without cause.  Employees also may be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of the Company.  No one other than an officer of the Company has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of the Company and by the affected employee.
5910 Pacific Center Boulevard, Suite 300, San Diego, CA 92121

Enclosed is a copy of the USCIS Form (I-9) List of Acceptable Documents. Please review this list and bring the appropriate original documentation on your first day of work for your employer to verify your eligibility to work in the U.S.
The Company is an organization that is building an outstanding reputation for exciting, innovative and quality technology.  Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the Company’s team.

Sincerely,
Emerald Health Bioceuticals Inc.
/s/ Stephen Hall
Stephen Hall

Accepted and Agreed:

/s/ Tu Diep
Tu Diep

2019-09-27
Date